

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2010

Stephen Crosson
Chief Executive Officer
CMSF Corp.
980 Enchanted Way, Suite 201 A/B
Simi Valley, CA 93065

> **Re: CMSF Corp.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed May 19, 2010**
> **File No. 033-64534-LA**

Dear Mr. Crosson:

We completed our review of your filing effective May 24, 2010 and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (866) 870-7197
Stephen Crosson